August 28, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. (the “Registrant”) Securities Act File No. 002-74452 Investment Company Act File No. 811-03290

Ladies and Gentlemen:

In connection with the review by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 72 to the registration statement on Form N-1A of the Registrant on behalf of BlackRock iShares® Dynamic Allocation V.I. Fund and BlackRock iShares® Alternative Strategies V.I. Fund, each a series of the Registrant, as filed with the Commission on June 30, 2014, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BlackRock Variable Series Funds, Inc.

By: /s/ Benjamin Archibald
Name: Benjamin Archibald
Title: Secretary